Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SEVENTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GI DYNAMICS, INC.

(Pursuant to Section 228 and Section 242 of the

General Corporation Law of the State of Delaware)

GI Dynamics, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), does hereby certify that:

1.	The name of the Corporation is GI Dynamics, Inc., and the Corporation was originally incorporated pursuant to the DGCL on March 24, 2003. The Seventh Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Restated Certificate”) was filed with the Delaware Secretary of State on September 3, 2020.

2.	Pursuant to Section 242 of the DGCL, this Certificate of Amendment hereby amends the Restated Certificate by adding the following paragraph as Article Twelfth:

“Upon the effectiveness of the filing (the “First Effective Time”) of this Certificate of Amendment with the Delaware Secretary of State, each 1,000 shares of Common Stock issued and outstanding immediately prior to the First Effective Time, shall automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). Stockholders who otherwise would only be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split (i.e., stockholders holding less than 1,000 shares of Common Stock) shall, with respect to such fractional interest, be entitled to receive cash (without interest or deduction) in lieu of such fractional interest in an amount equal to the product of (a) the number of shares owned by the stockholder immediately preceding the First Effective Time multiplied by (b) $0.06. Any certificate that immediately prior to such combination represented shares of Common Stock (the “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above for stockholders who would only be entitled to receive fractional share interests of Common Stock. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock, if any, are surrendered to the Corporation or its transfer agent.”

3.	The foregoing Certificate of Amendment has been duly adopted and approved by written consent of the Corporation’s Board of Directors and the holders of the requisite number of shares of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation as of this 19th day of July, 2021.

GI DYNAMICS, INC.

By:	/s/ Joseph Virgilio
Name:	Joseph Virgilio
Title:	President and CEO